SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY OF THE DECISIONS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in compliance with the provisions of item III of article 30 of CVM Instruction 480/2009, hereby informs to the Shareholders and the market in general, the Summary of Decisions taken at the 181st Shareholders Extraordinary General Meeting held on this date.

The shareholders attending the 181st Shareholders Extraordinary General Meeting decided:

1.	Approve, by majority, effectively conditioned to the privatization of Eletrobras under the terms and conditions portrayed in item 12 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, according to CPPI Resolution No. 203, with the modifications of the CPPI Resolution No. 221, the corporate restructuring of Eletrobras, to maintain under the direct or indirect control of the Federal Government, through the Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”), the facilities and holdings, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional (Itaipu), binational entity, created by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay, to be effected under conditions listed in item 1 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting;
2.	Approve, by majority, effectively conditioned to the privatization of Eletrobras, under the terms and conditions portrayed in item 12 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, the subscription, by the Company and its subsidiaries, as applicable, of new concessions for the generation of electricity, for a period of 30 (thirty) years, through the payment of R$ 32,073,001,926.43 (thirty-two billion, seventy-three million, one thousand nine hundred and twenty-six reais and forty-three cents) for the Energy Development Account (CDE) and R$ 25,379,079,917.76 (twenty-five billion, three hundred and seventy-nine million, seventy-nine thousand nine hundred and seventeen reais and seventy-six cents) relating to the bonus for the granting of new concession contracts for electricity generation, according to CNPE Resolution No. 30 from December 21th, 2021, relating to hydroelectric power plants that: I - have been extended pursuant to Article 1 of Law No. 12,783 of January 11th, 2013; II - are reached by the provisions of item II of paragraph 2 of Article 22 of Law No. 11,943 of May 28, 2009; III - are reached by the provisions of paragraph 3 of Article 10 of Law No. 13,182 of November 3rd, 2015; IV - have been granted through the Concession Agreement No. 007/2004- Aneel-Eletronorte; V - have been granted through the Concession Agreement No. 004/2004- ANEEL-Furnas, specifically for the HPP Mascarenhas de Moraes;
3.	Approve, by majority, effectively conditioned to the privatization of Eletrobras in the terms and conditions portrayed in item 12 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, the maintenance of the payment of associative contributions to the Centro de Pesquisas de Energia Elétrica (Cepel), for 6 (six) years, counted from the date of the companys privatization, under paragraph 4 of Article 3 of Law 14.182/2021;

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

4.	Approve, by majority, effectively conditioned to the privatization of Eletrobras under the terms and conditions outlined in item 12 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, the assumption of obligations provided for in Resolution CNPE 15, with the modifications of Resolution CNPE 30, and the assumption of subsidiary responsibility for compliance with the programs established in the Articles 6th, 7th and 8th of Law 14.182/2021, aimed at the development of projects that will compose the programs of: a) revitalization of water resources in the Rio San Francisco and the Parnaíba River watersheds, directly by Eletrobras or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or units of the Brazilian army; b) structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River, directly by Eletrobras or, indirectly, through its subsidiary Eletronorte; and c) revitalization of the water resources of the watersheds, defined according to item V of the Caput of the Article 1 of Law No. 9,433 of January 8, 1997, in the area of influence of the reservoirs of Furnas hydroelectric plants, whose concession contracts are affected by this Law, directly by Eletrobras or, indirectly, through its subsidiary Furnas;
5.	Approve, by majority, the authorization for the Company to carry out a public offering for the distribution of common shares issued by the Company and American Depositary Receipts (“ADR”), which will be carried out to implement its privatization, under Law No. 14,182/2021 and of Resolution CPPI 203, with the subsequent amendments, including Resolution CPPI 221 (“Offer”), and consequent submission of the application for registration of the Offering to the Securities and Exchange Commission (“CVM”) under Law No. 6,385, of December 7, 1976, as amended, CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable legal and regulatory provisions, and to the US Securities and Exchange Commission (SEC), under US Securities Act of 1933, as amended, and other rules adopted by the SEC;
6.	Approve, by majority, the authorization and delegation to the Board of Directors powers to (i) negotiate, define and approve all the terms and conditions of the Offer, subject to the provisions of the applicable legislation and regulations, including, without limitation, (a) the respective schedule, structure and other terms and conditions, including, as applicable, the issuance of additional shares/ADRs (hot issue) and additional shares/ADRs (green shoe); (b) the increase in the Companys capital stock, within the limits of the authorized capital to be created pursuant to item 7(i) of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, for purposes of the Offer; and (c) the issuance price of shares within the scope of the Offer after completion of the bookbuilding procedure (“Price per Share”), provided that the Price per Share cannot be lower than the price minimum per common share to be defined by the CPPI, and provided that the transaction provided for in terms of Resolution CPPI 203, with subsequent modifications, including Resolution CPPI 221, is approved by the Federal Audit Court; (ii) approve the prospectuses, forms, prospectus and other documents, instruments and contracts related to the Offer; and (iii) authorize the Companys directors to perform all acts that may be necessary within the scope of the Offer, including, without limitation, communication with, among others, CVM, SEC and B3 SA – Brasil, Bolsa, Balcão, and the negotiation, contracting and execution of all documents, instruments and contracts that may be necessary for the execution of the Offer;
7.	Approve, by majority, the reform of the Companys Bylaws, towards: (i) the creation of the Companys authorized capital, under Article 168 of Law No. 6,404 of December 15, 1976, as amended (Corporate Law), allowing the Board of Directors to increase the Companys capital stock to the limit of R$ 80,000,000,000.00 (eighty billion reais), regardless of this tax reform, through the issuance of new common shares; and (ii) the exclusion of the shareholders right of preference in the subscription of shares issued through public offerings, under Article 172, Caput and item I of the Brazilian Corporate Law;

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

8.	Approve, by majority, as a result of the approval of item 7 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, the amendment, inclusion, renumbering e/or exclusion of the following chapters, articles, items and paragraphs of the Companys Bylaws, as well as the inclusion of Article 70 to the Eletrobras Bylaws, containing the statutory provisions that will be applicable after the Companys privatization, under Law No. 14,182 of July 12, 2021, and the Companys Bylaws will have the consolidated wording contained in the aforementioned annex of the Management Proposal of the 181st Extraordinary General Meeting: Inclusion Article 8 - Inclusion of Sole Paragraph for the creation of authorized capital; Article 8 - Inclusion of Item I towards to deal with the authorization for the Board of Directors to approve the issuance of shares of the Company; Article 8 - Inclusion of Item II to enable the absence of a right of preference of shareholders in the subscription of shares issued through public offerings; and Article 70 inclusion the version of the Companys Bylaws that will be effective with the liquidation of the offer;
9.	Approve, by majority, pursuant to resolution CPPI 221, the conversion of 1 (one) class B preferred share issued by the Company and owned by the Federal Government to, pursuant to Law 14,182/2021, create a special class of preferred share, which shall be subscribed by the Federal Government for its exclusive ownership, and which shall give the power of veto in the social deliberations that aim to modify or remove the statutory provisions to be created, according to item 10 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, to, pursuant to Law No. 14,182/2021, (i) prevent any shareholder or group of shareholders from exercising votes in numbers greater than 10% (ten percent) of the number of shares in which the Companys voting capital is divided and (ii) prevent the conclusion of a shareholders agreement for the exercise of voting rights, except for the formation of blocks with a number of votes lower than 10% (ten percent) of the number of shares in which the voting capital of the Company is divided, with the consequent amendment of the Bylaws to provide for such conversion and the existence of such a special class preferred share;
10.	Approve, by majority, due to the approval of the Bylaws amendment proposed in items 7 and 8 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, the following changes, inclusions, renumberings and/or exclusions of chapters, articles, items and paragraphs of the Companys Bylaws listed in item 10 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting;
11.	Approve, by majority, the authorization for Eletrobras and its subsidiaries to celebrate and sign before the effective privatization the legal instruments portrayed in items 1 and 2 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, under the respective contracts, which shall include a suspensive condition clause, through which the effects of the legal instruments are conditional on the effective privatization of the Company, under item 12 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting;

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

12.	Approve, by majority, the privatization of Eletrobras, in accordance with Law 14.182/2021 and of CPPI Resolution 203, with the modifications of CPPI Resolution 221, from the settlement of the offer depicted in the item 5 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, and immediately and only after the dilution of the Federal Government, and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras voting share capital, considering the approval by the 181st General Meeting of Shareholders of Eletrobras of all matters provided for in items 1 to 10 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting, and provided that: (i) the suspensive condition depicted in the item 11 of the Agenda of the Call Notice of the 181st Extraordinary General Meeting; (ii) the public offering of primary and secondary issuance of Eletrobras shares, planned in CPPI Resolution 203, with the modifications of CPPI Resolution 221, is sufficient to dilute the Federal Government, and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras voting share capital; (iii) all legal instruments depicted in items 1 and 2 of of the Agenda of the Call Notice of the 181st Extraordinary General Meeting are duly signed by the parties and their anuent stakeholder; and (iv) approval by the Court of Accounts of the Federal Government of the privatization, accordance with the terms established by CPPI Resolution 203, with the modifications of CPPI Resolution 221.

Rio de Janeiro, February 22, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.